Exhibit 99.2

JAGUAR MINING INC.

4.50% Senior Convertible Notes due November 1, 2014

Purchase Agreement

September 10, 2009

J.P. Morgan Securities Inc.
  As Representative of the
  several Initial Purchasers listed
  in Schedule 1 hereto
c/o J.P. Morgan Securities Inc.
383 Madison Avenue
New York, New York  10179

Ladies and Gentlemen:

Jaguar Mining Inc., a corporation continued under the laws of the Province of Ontario (the "Company"), proposes to issue and sell to the several initial purchasers listed in Schedule 1 hereto (the "Initial Purchasers"), for whom you are acting as representative (the "Representative"), US$150,000,000 aggregate principal amount of its 4.50% Senior Convertible Notes due 2014 (the "Firm Securities") and, at the option of the Initial Purchasers, up to an additional US$15,000,000 aggregate principal amount of its 4.50% Senior Convertible Notes due 2014 (the "Option Securities") if and to the extent that the Initial Purchasers shall have determined to exercise the option to purchase such 4.50% Senior Convertible Notes due 2014 granted to the Initial Purchasers in Section 2 hereof.  The Firm Securities and the Option Securities are herein referred to collectively as the "Securities".  The Securities will be convertible into common shares without par value (the "Underlying Securities") of the Company (the "Common Shares").  The Securities will be issued pursuant to an Indenture to be dated on or about September 15, 2009 (the "Indenture") between the Company and The Bank of New York Mellon and BNY Trust Company of Canada, as trustees (together, the "Trustee").

The Company hereby confirms its agreement with the several Initial Purchasers concerning the purchase and sale of the Securities, as follows:

1.           Offer Documents.  The Securities will be sold to the Initial Purchasers without being registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon an exemption therefrom.  The Company has prepared a preliminary offering memorandum dated September 9, 2009 (the "Preliminary Offering  Memorandum") and will prepare an offering memorandum dated the date hereof (the "Offering Memorandum") setting forth information concerning the Company and the Securities.  Electronic copies of the Preliminary Offering Memorandum have been, and copies of the Offering Memorandum will be, delivered by the Company to the Initial Purchasers pursuant to the terms of this Agreement.  The Company hereby confirms that it has authorized the use of the Preliminary Offering Memorandum, the other Time of Sale Information (as defined below) and the Offering Memorandum in connection with the offering and resale of the Securities by the Initial Purchasers in the manner contemplated by this Agreement.  References herein to the Preliminary Offering Memorandum, the Time of Sale Information and the Offering Memorandum shall be deemed to refer to and include any document incorporated by reference therein as well as the related Canadian preliminary offering memorandum and Canadian final offering memorandum, as applicable, prepared for delivery to prospective purchasers of the Securities in Canada and incorporating the Preliminary Offering Memorandum and the Final Offering Memorandum, as applicable.

At or prior to the time when sales of the Securities are first made (the "Time of Sale"), the following information shall have been prepared (collectively, the "Time of Sale Information"): the Preliminary Offering Memorandum, as supplemented and amended by the written communications listed on Annex A hereto.

2.       Purchase and Resale of the Securities by the Initial Purchasers.  (a)  The Company agrees to issue and sell the Firm Securities to the several Initial Purchasers as provided in this Agreement, and each Initial Purchaser, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Firm Securities set forth opposite such Initial Purchaser's name in Schedule 1 hereto at a price equal to 96.750% of the principal amount thereof (the "Purchase Price") plus accrued interest, if any, from September 15, 2009 to the Closing Date (as defined below).

In addition, the Company agrees to issue and sell the Option Securities to the several Initial Purchasers as provided in this Agreement, and the Initial Purchasers, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, shall have the option to purchase solely for the purpose of covering any over-allotments, severally and not jointly, from the Company the Option Securities at the Purchase Price plus accrued interest, if any, from the Closing Date to the date of payment and delivery.

If any Option Securities are to be purchased, the amount of Option Securities to be purchased by each Initial Purchaser shall be the amount of Option Securities which bears the same ratio to the aggregate amount of Option Securities being purchased as the amount of Firm Securities set forth opposite the name of such Initial Purchaser in Schedule 1 hereto (or such amount increased as set forth in Section 10 hereof) bears to the aggregate amount of Firm Securities being purchased from the Company by the several Initial Purchasers, subject, however, to such adjustments to eliminate Securities in denominations other than US$1,000 as the Representative in its sole discretion shall make.

The Initial Purchasers may exercise the option to purchase the Option Securities at any time in whole, or from time to time in part, on or before the thirtieth day following the date of this Agreement, by written notice from the Representative to the Company.  Such notice shall set forth the aggregate amount of Option Securities as to which the option is being exercised and the date and time when the Option Securities are to be delivered and paid for, which may be the same date and time as the Closing Date (as hereinafter defined) but shall not be earlier than the Closing Date nor later than the tenth full business day (as hereinafter defined) after the date of such notice (unless such time and date are postponed in accordance with the provisions of Section 10 hereof).  Any such notice shall be given at least two business days prior to the date and time of delivery specified therein.

(b) The Company understands that the Initial Purchasers intend to offer the Securities for resale on the terms set forth in the Time of Sale Information.  Each Initial Purchaser, severally and not jointly, represents, warrants and agrees that:

(i) it is a qualified institutional buyer within the meaning of Rule 144A ("Rule 144A") under the Securities Act (a "QIB") and an accredited investor within the meaning of Rule 501(a) under the Securities Act;

(ii) it has not solicited offers for, or offered or sold, and will not solicit offers for, or offer or sell, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D under the Securities Act ("Regulation D") or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act;

(iii) it has not solicited offers for, or offered or sold, and will not solicit offers for, or offer or sell, the Securities as part of its distribution at any time except (A) within the United States to persons whom it reasonably believes to be QIBs in transactions pursuant to Rule 144A and in connection with each such sale, it has taken or will take reasonable steps to ensure that the purchaser of the Securities is aware that such sale is being made in reliance on Rule 144A or (B) in accordance with the restrictions set forth in Annex E hereto;

(iv) it will offer and sell the Securities only to persons in Canada who are "accredited investors," within the meaning of National Instrument 45-106 of the Canadian Securities Administrators ("NI 45-106"), and that, in purchasing the Securities, are deemed to have represented and agreed as provided under the caption "Transfer restrictions" in the Canadian final offering memorandum prepared for delivery to prospective purchasers in Canada and incorporating the Final Offering Memorandum; and

(v) it is an "accredited investor," within the meaning of NI 45-106, entitled to purchase the Securities in reliance on exemptions from the prospectus requirements of applicable Canadian securities laws.

(c) Each Initial Purchaser acknowledges and agrees that the Company and, for purposes of the opinions to be delivered to the Initial Purchasers pursuant to Sections 6(f), 6(g), 6(j), and 6(k), U.S. and Canadian counsel for the Company and U.S. and Canadian counsel for the Initial Purchasers, respectively, may rely upon the accuracy of the representations and warranties of the Initial Purchasers, and compliance by the Initial Purchasers with their agreements, contained in paragraph (b) above (including Annex E hereto), and each Initial Purchaser hereby consents to such reliance.

(d) The Company acknowledges and agrees that the Initial Purchasers may offer and sell Securities to or through any affiliate of an Initial Purchaser.  Each Initial Purchaser that offers or sells Securities to or through an affiliate of such Initial Purchaser shall ensure that such affiliate complies with and makes the representations and warranties in clause (b) above, including Annex E hereto, for the benefit of the Company.

(e) Payment for the Securities shall be made by wire transfer in immediately available funds to the account specified by the Company to the Representative, in the case of the Firm Securities, at the offices of Davies Ward Phillips & Vineberg LLP in Toronto, Ontario at 8:30 A.M. New York City time on September 15, 2009 or at such other time or place on the same or such other date, not later than the fifth business day thereafter, as the Representative and the Company may agree upon in writing or, in the case of the Option Securities, on the date and at the time and place specified by the Representative in the written notice of the Initial Purchasers' election to purchase such Option Securities.  The time and date of such payment for the Firm Securities are referred to herein as the "Closing Date", and the time and date for such payment for the Option Securities, if other than the Closing Date, are herein referred to as the "Additional Closing Date".

Payment for the Securities to be purchased on the Closing Date or the Additional Closing Date, as the case may be, shall be made against delivery to the nominee of The Depository Trust Company ("DTC"), for the respective accounts of the several Initial Purchasers of the Securities to be purchased on such date, of one or more global notes representing the Securities (collectively, the "Global Note"), with any transfer taxes payable in connection with the sale of such Securities duly paid by the Company.  A copy of the Global Note will be made available for inspection by the Representative at the office of J.P. Morgan Securities Inc. set forth above not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date or the Additional Closing Date, as the case may be.

(f) The Company acknowledges and agrees that the Initial Purchasers are acting solely in the capacity of an arm's length contractual counterparty to the Company with respect to the offering of Securities contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other person.  Additionally, neither the Representative nor any other Initial Purchaser is advising the Company or any other person as to any legal, tax, investment,  accounting or regulatory matters in any jurisdiction.  The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Initial Purchasers shall have no responsibility or liability to the Company with respect thereto. Any review by the Initial Purchasers of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Initial Purchasers and shall not be on behalf of the Company.

(g) The Representative shall notify the Company when the Initial Purchasers have completed the initial offering of the Securities.

3.       Representations and Warranties of the Company.  The Company represents and warrants to each Initial Purchaser that:

(a) Preliminary Offering Memorandum.  The Preliminary Offering Memorandum, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in the Preliminary Offering Memorandum, it being understood and agreed that the only such information furnished by any Initial Purchaser consists of the information described as such in Section 7(b) hereof.

(b) Time of Sale Information. The Time of Sale Information, at the Time of Sale, did not, and at the Closing Date and as of the Additional Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in such Time of Sale Information, it being understood and agreed that the only such information furnished by any Initial Purchaser consists of the information described as such in Section 7(b) hereof.  No statement of material fact included in the Offering Memorandum has been omitted from the Time of Sale Information and no statement of material fact included in the Time of Sale Information that is required to be included in the Offering Memorandum has been omitted therefrom.

(c) Additional Written Communications.  Other than the Preliminary Offering Memorandum and the Offering Memorandum, the Company (including its agents and representatives, other than the Initial Purchasers in their capacity as such) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any "written communication" (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities (each such communication by the Company or its agents and representatives (other than a communication referred to in clause (i) below) an "Issuer Written Communication") other than (i) the documents listed on Annex A hereto, which constitute part of the Time of Sale Information, and (ii) each electronic road show and any other written communications approved in writing in advance by the Representative.  Each such Issuer Written Communication, when taken together with the Time of Sale Information, did not, and at the Closing Date and as of the Additional Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in each such Issuer Written Communication in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in such Issuer Written Communication, it being understood and agreed that the only such information furnished by any Initial Purchaser consists of the information described as such in Section 7(b) hereof.  Each such Issuer Written Communication, as of its issue date and at all subsequent times through the completion of the offer and sale of the Securities or until any earlier date that the Company notified or notifies the Representative as described in Section 4(f), did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Time of Sale Information or the Offering Memorandum, including any document incorporated by reference therein.

(d) Offering Memorandum.  As of the date of the Offering Memorandum and as of the Closing Date and as of the Additional Closing Date, as the case may be, the Offering Memorandum will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in the Offering Memorandum, it being understood and agreed that the only such information furnished by any Initial Purchaser consists of the information described as such in Section 7(b) hereof.

(e) Incorporated Documents.  The documents incorporated by reference in the Time of Sale Information or the Offering Memorandum when filed with or furnished to the U.S. Securities and Exchange Commission (the "Commission") conformed or will conform, as the case may be, in all material respects to the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the "Exchange Act"), as applicable to the Company under the U.S./Canada Multi-Jurisdictional Disclosure System (the "MJDS"), and such documents did not and will not contain at the time of filing any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The documents incorporated by reference in the Time of Sale Information or the Offering Memorandum when filed with securities regulatory authorities in Canada conformed or will conform, as the case may be, in all material respects with applicable Canadian securities laws as interpreted and applied by Canadian securities regulatory authorities and such documents did not and will not contain at the time of filing any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(f) Financial Statements.  The consolidated financial statements and the related notes thereto included or incorporated by reference in the Time of Sale Information and the Offering Memorandum present fairly, in all material respects, the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements comply as to form in all material respects with the applicable accounting requirements of the Securities Act, the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the "Exchange Act"), in each case as applicable to the Company under the MJDS, and applicable Canadian securities laws and have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis throughout the periods covered thereby; the other financial information included or incorporated by reference in the Time of Sale Information and the Offering Memorandum has been derived from the accounting records of the Company and its subsidiaries and presents fairly in all material respects the information shown thereby.  The audited consolidated financial statements (including the notes thereto) included or incorporated by reference in the Time of Sale Information and the Offering Memorandum have been reconciled to generally accepted accounting principles in the United States in accordance with Item 18 of Form 20-F under the Exchange Act.

(g) No Material Adverse Change.  Since the date of the most recent financial statements of the Company included or incorporated by reference in the Time of Sale Information and the Offering Memorandum, (i) there has not been any change in the share capital, short-term debt or long-term debt of the Company or any of its subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of share capital, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, management, financial position, shareholders' equity or results of operations of the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement (whether or not in the ordinary course of business) that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its subsidiaries has sustained any loss or interference with its business that is material to the Company and its subsidiaries taken as a whole and that is either from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in the Time of Sale Information and the Offering Memorandum.

(h) Organization and Good Standing.  The Company and each of its subsidiaries have been duly organized and are validly existing and in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation)  in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the business, properties, management, financial position, shareholders' equity, results of operations or prospects of the Company and its subsidiaries taken as a whole or on the performance by the Company of its obligations under the Transaction Documents (as defined below) (a "Material Adverse Effect").  The subsidiaries listed in Schedule 2 to this Agreement are the only subsidiaries of the Company.

(i) Capitalization.  The authorized, issued and outstanding share capital of the Company is as set forth in the Time of Sale Information and the Offering Memorandum under the heading "Capitalization" (other than the issuance of Common Shares upon exercise of stock options described as outstanding in, and the grant of options and awards under existing equity incentive plans described in, the Time of Sale Information and the Offering Memorandum); all of the outstanding Common Shares have been duly and validly authorized and issued and are fully paid and non-assessable and are not subject to any pre-emptive or similar rights; except as described in or expressly contemplated by the Time of Sale Information and the Offering Memorandum, there are no outstanding rights (including, without limitation, pre-emptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any Common Shares or other equity interests in the Company or any of its subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any share capital of the Company or any such subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options; the share capital of the Company conforms in all material respects to the description thereof contained in the Time of Sale Information and the Offering Memorandum; and all the outstanding shares of capital stock or other equity interests of each subsidiary owned, directly or indirectly, by the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (other than pursuant to outstanding debt arrangements disclosed in the Time of Sale Information and the Offering Memorandum).

(j) Stock Options.  With respect to the stock options (the "Stock Options") granted pursuant to the stock-based compensation plans of the Company and its subsidiaries (the "Company Stock Plans"), except as would not have a Material Adverse Effect, (i) each Stock Option intended to qualify as an "incentive stock option" under Section 422 of the Code (as defined below) so qualifies, (ii) each grant of a Stock Option was duly authorized no later than the date on which the grant of such Stock Option was by its terms to be effective (the "Grant Date") by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each such grant was made in accordance with the terms of the Company Stock Plans, applicable Canadian securities laws, the Exchange Act and all other applicable laws and regulatory rules or requirements, including the rules of the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX"), (iv) the per share exercise price of each Stock Option was no less than the fair market value (as such concept was defined in the Company's option plan at the time of grant) of a Common Share on the applicable Grant Date, and (v) each such grant was properly accounted for in accordance with Canadian generally accepted accounting principles in the consolidated financial statements (including the related notes) of the Company and disclosed in the Company's filings with the Commission and Canadian securities regulatory authorities in each case in accordance with applicable laws. The Company has not knowingly granted, and there is no and has been no policy or practice of the Company of granting, Stock Options prior to, or otherwise coordinating the grant of Stock Options with, the release or other public announcement of material information regarding the Company or its subsidiaries or their results of operations or prospects.

(k) Due Authorization.  The Company has full right, power and authority to execute and deliver this Agreement, the Indenture and the Securities (collectively, the "Transaction Documents") and to perform its obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery by it of each of the Transaction Documents and the consummation by it of the transactions contemplated thereby or by the Time of Sale Information and the Offering Memorandum has been duly and validly taken.

(l) The Indenture.   The Indenture has been duly authorized by the Company and, when duly executed and delivered in accordance with its terms by each of the parties thereto, will constitute a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws and to general principles of equity.

(m) Purchase Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(n) The Securities.  The Securities have been duly authorized by the Company and, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture.

(o) The Underlying Securities.  Upon issuance and delivery of the Securities in accordance with this Agreement and the Indenture, the Securities will be convertible at the option of the holder thereof into the Underlying Securities in accordance the terms of the Securities and the Indenture; the Underlying Securities have been duly authorized and reserved and, when issued upon conversion of the Securities in accordance with the terms of the Securities, will be validly issued, fully paid and non assessable, and the issuance of the Underlying Securities will not be subject to any preemptive or similar rights.

(p) Descriptions of the Underlying Securities and the Transaction Documents.  The Underlying Securities conform in all material respects to the description thereof contained in the Time of Sale Information and the Offering Memorandum, and the statements contained in the Time of Sale Information and the Offering Memorandum regarding each of the Transaction Documents, in each case, insofar as such statements summarize the documents referred to therein, fairly summarize such documents.

(q) No Violation or Default.  Neither the Company nor any of its subsidiaries is (i) in violation of its articles of incorporation or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(r) No Conflicts.  The execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale of the Securities (including the issuance of the Underlying Securities upon conversion thereof) and compliance by the Company with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents or the Time of Sale Information and the Offering Memorandum will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument outstanding on the Closing Date or the Additional Closing Date, as the case may be, and to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Company or any of its subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule  or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation or default that would not, individually or in the aggregate, have a Material Adverse Effect.

(s) No Consents Required.  No consent, approval, authorization, order, license, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale of the Securities (including the issuance of the Underlying Securities upon conversion thereof) and compliance by the Company with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents or the Time of Sale Information and the Offering Memorandum, except for (1) such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and resale of the Securities by the Initial Purchasers, and (2) the approval of the NYSE and the conditional approval of the TSX relating to the listing of the Underlying Securities.

(t) Legal Proceedings.  Except as described in the Time of Sale Information and the Offering Memorandum, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its subsidiaries is or may be a party or to which any property of the Company or any of its subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect; and no such investigations, actions, suits or proceedings are threatened or, to the knowledge of the Company, contemplated by any governmental or regulatory authority or threatened by others.

(u) Independent Accountants.  KPMG LLP, who have audited certain financial statements of the Company and its subsidiaries incorporated by reference in the Time of Sale Information and the Offering Memorandum, are an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Securities Act and are independent within the meaning of applicable Canadian securities laws and regulations.  There has not been any reportable disagreement (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) between KPMG LLP or any former auditor of the Company, on the one hand, and the Company, on the other hand.

(v) Properties, Business and Assets.  The Company and its subsidiaries, as applicable, are the registered owners of all material licenses or concessions in respect of the Material Properties (as defined below).  Except as set forth in the Time of Sale Information and the Offering Memorandum, the Company and each of its subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and with all laws, regulations, tariffs, rules, orders and directives material to its operation, including, without limitation, all applicable laws, regulations and statutes relating to mining and/or mining claims, concessions, licenses or leases, and neither the Company nor any of its subsidiaries has received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the material mining claims, concessions, licenses, leases or other instruments conferring mineral rights to the Company and its subsidiaries, including, without limitation, in respect of the Material Properties.  The Company and, where applicable, each of its subsidiaries, is the legal and beneficial owner of all of the material assets of the Company and its subsidiaries, as applicable, including, without limitation, the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Material Properties.  No other property rights are necessary for the conduct of the business of the Company or any of its subsidiaries in respect of the Material Properties.  Except as may be required by law, there are no restrictions on the ability of the Company or any of its subsidiaries to use, transfer or otherwise exploit any such property rights, and the Company does not know of any claim or basis for a claim that may adversely affect such rights.  Except as set forth in the Time of Sale Information and the Offering Memorandum, neither the Company nor any of its subsidiaries has any responsibility or obligation to pay any commission, royalty or similar payment to any person with respect to its property rights relating to the material assets of the Company and its subsidiaries, including, without limitation, the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Material Properties.  Any and all agreements pursuant to which the Company and each subsidiary of the Company holds any of its material assets, including but not limited to the Material Properties, are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms; the Company is not nor is any subsidiary of the Company in default of any of the material provisions of any such agreements nor has any such default been alleged to the Company or any of its subsidiaries; the Company is not aware of any disputes with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated; all leases, licenses, concessions, patented and unpatented claims pursuant to which the Company and each of its subsidiaries derives its interest in such material assets are in good standing and there has been no material default under any such leases, licenses, concessions, patented and unpatented claims and all real or other property taxes required to be paid with respect to such assets to the date hereof have been paid.  "Material Properties" means the material properties and projects of the Company, including the Sabará Zone A Property, Pilar Property, Catita Property, Juca Vieira Property, Camará Property, Morro do Adão Property, Paciência Property, Bahú Property, Marzagão Property, Rio de Peixe Property, Turmalina Property, Satinoco Property, Pedra Branca Property (through its interest in a joint venture), Palmital Property, Ouro Fino Property, Faina Property, Pontal Property, Fazenda Experimental Property, Roça Grande Property, and the Serra Paraíso Property.

(w) Leased and Owned Premises.  With respect to each of the Leased Premises (as defined below), the Company or one of its subsidiaries occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or such subsidiary occupies the Leased Premises is in good standing and is in full force and effect, except for the corporate premises at 125 North State Street, which the Company shares with Brazilian Resources, Inc.  The completion of the transactions described herein will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.  Any real property (and the buildings constructed thereon) in which the Company or any of its subsidiaries has an interest (the "Real Property") and the operations thereon are, to the knowledge of the Company, in compliance with all applicable federal, provincial, state and municipal environmental, health and safety statutes, regulations and permits, except as would not have a Material Adverse Effect.  None of such Real Property or such operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial, state or municipal environmental, health or safety statute or regulation or is subject to any investigation concerning whether any remedial action is needed to respond to a release of any Hazardous Material (as defined below) into the environment, except where such proceeding would not have a Material Adverse Effect.  "Leased Premises" means the premises occupied by the Company or any of its subsidiaries as a tenant, which are material to the Company and its subsidiaries, taken as a whole.

(x) Mineral Information. The information set forth in the Time of Sale Information and the Offering Memorandum relating to the estimates by the Company of the mineral reserves and resources at the Company's properties has been reviewed and verified by the Company or independent consultants to the Company as disclosed in the Time of Sale Information and the Offering Memorandum and, except as disclosed in the Time of Sale Information and the Offering Memorandum, the mineral reserve and resource information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 of the Canadian Securities Administrators, and the method of estimating the mineral reserves and resources has been verified by mining experts and the information upon which the estimates of reserves and resources was based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof, except as disclosed in the Time of Sale Information and the Offering Memorandum.

(y) No Undisclosed Relationships.  No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, shareholders, affiliates, customers or suppliers of the Company or any of its subsidiaries, on the other, that would be required by applicable Canadian securities laws to be described in a prospectus to be filed with the Ontario Securities Commission and that is not so described in the Time of Sale Information and the Offering Memorandum.

(z) Investment Company Act.  The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Time of Sale Information and the Offering Memorandum, will not be required to register as an "investment company" under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, the "Investment Company Act").

(aa) Taxes.  The Company and each of its subsidiaries has filed all federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and have paid all taxes required to be paid and any other assessment, fine or penalty levied against the Company or any of its subsidiaries, to the extent that any of the foregoing is due and payable.  The Company and each of its subsidiaries has established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Company or any of its subsidiaries, and, to the knowledge of the Company, there are no audits pending relating to the tax returns of the Company or any of its subsidiaries (whether federal, state, provincial, local or foreign) and there are no outstanding claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a Material Adverse Effect.  No domestic or foreign taxation authority has asserted or threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Company or any of its subsidiaries (including, without limitation, any predecessor companies) filed for any year which would have a Material Adverse Effect.

(bb) Transfer Taxes.  There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution, delivery and performance of this Agreement or the issuance by the Company or sale by the Company of the Securities.

(cc) Duties.  No stamp duty, registration or documentary taxes, duties or other similar charges are payable under the federal laws of Canada or the laws of any province or territory of Canada in connection with the creation, issuance, sale and delivery to the Initial Purchaser of the Securities or the authorization, execution, delivery and performance of this Agreement or the resale of any Securities by an Initial Purchaser to U.S. or Canadian residents.

(dd) Reporting Issuer and MJDS Eligibility.  The Company is a "reporting issuer" (or its equivalent) under the securities laws of each of the provinces of Canada and is not on the list of defaulting reporting issuers maintained by the applicable securities regulatory authority in each of the Canadian jurisdictions that maintains such a list.  The Common Shares are registered under Section 12(b) of the Exchange Act; accordingly, the Company is subject to the reporting requirements of Section 13 of the Exchange Act.  The Company is qualified to file a short form prospectus pursuant to the requirements of National Instrument 44-101—Short Form Prospectus Distributions and the Company meets the general eligibility requirements for use of Form F-10 under the Securities Act.

(ee) Licenses and Permits.  The Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate Canadian and U.S. federal, provincial, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Time of Sale Information and the Offering Memorandum, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in the Time of Sale Information and the Offering Memorandum or as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.

(ff) No Labor Disputes.  No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is contemplated or threatened and the Company is not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of its or its subsidiaries' principal suppliers, contractors or customers, except as would not have a Material Adverse Effect.

(gg) Compliance with and Liability under Environmental Laws.  Neither the Company nor any of its subsidiaries has filed any notice under any federal, provincial, state or municipal law indicating past or present treatment, storage or disposal of a Hazardous Material (as defined below).  To the knowledge of the Company, except in compliance with applicable Environmental Laws (as defined below), none of the Real Property or Leased Premises has at any time been used by the Company or any of its subsidiaries as a waste storage or waste disposal site or to operate a waste management business. Except as would not have a Material Adverse Effect, (A) to the knowledge of the Company, neither the Company nor any of its subsidiaries has any contingent liability in connection with any release of any Hazardous Material on or into the environment from any of the Real Property or Leased Premises and the operations thereon, (B) neither the Company nor any of its subsidiaries generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance or industrial waste (as defined under Environmental Laws) on any of the Real Property or Leased Premises in contravention of Environmental Laws, and (C) to the knowledge of the Company, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Real Property or Leased Premises in contravention of Environmental Laws.  For the purposes of this clause (gg), "Environmental Laws" means any applicable federal, provincial, state or municipal laws or regulations enacted to prevent pollution or for the protection of the environment, natural resources or human health or safety, and “Hazardous Material” means any contaminant, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by Environmental Laws.

Other than as disclosed in the Time of Sale Information and the Offering Memorandum, without limiting the generality of the preceding paragraph, the Company and its subsidiaries have (i) operated the Real Property and the Leased Premises, and (ii) received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes, in each case in material compliance with all Environmental Laws.

Neither the Company nor any of its subsidiaries has received notice of any actual or potential material liability under or relating to, or actual or potential violation of, any Environmental Laws, including for the investigation or remediation of any release or threat of release of Hazardous Materials, and the Company does not have any knowledge of any event or condition that would reasonably be expected to result in any such notice.

There are no orders, rulings or directives issued, pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Company or any of its subsidiaries (including the Real Property and the Leased Premises), which would have a Material Adverse Effect.

No notice with respect to any of the matters referred to in this clause (gg), including any alleged violations by the Company or any of its subsidiaries with respect thereto, has been received by the Company or any of its subsidiaries and no writ, injunction, order or judgment is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or any of its subsidiaries (including the Real Property and the Leased Premises) is in progress, pending or, to the knowledge of the Company, threatened, which would have a Material Adverse Effect.  There are no grounds on which any such legal proceeding might be commenced with any reasonable likelihood of success, which would have a Material Adverse Effect.

(hh) Compliance with ERISA.  (i) The Company does not maintain an employee benefit plan as defined by Section 3(3) of ERISA that is subject to Title IV of ERISA; (ii) the Company has no knowledge of any material liability that has been incurred or is expected to be incurred by the Company that is or remains unsatisfied for any taxes or penalties with respect to any "employee benefit plan," within the meaning of Section 3(3) of ERISA or any "plan," within the meaning of Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") in each case, maintained, contributed to, or required to be contributed to by the Company or by any entity that is under common control with the Company within the meaning of ERISA Section 4001(a)(14) (a "Plan"); (iii) the Company has made and shall continue to make when due all required contributions to all such Plans that the Company is required to make, if any and to the Company's knowledge, each such Plan has been and will be administered in compliance with its terms and the applicable provisions of ERISA, the Internal Revenue Code, and any other applicable federal or state law and no action shall be taken or fail to be taken that would result in the disqualification or loss of tax-exempt status of any such Plan intended to be qualified and/or tax exempt except where, in each case in clauses (i) through (iii) above, such event or condition, together with all such events and conditions, would not have a Material Adverse Effect.

(ii) Disclosure Controls.  The Company and its subsidiaries maintain an effective system of "disclosure controls and procedures" (as defined in Rule 13a-15(e) of the Exchange Act and in National Instrument 52-109 ("NI 52-109")) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act or under applicable Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure.  The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act and NI 52-109.

(jj) Accounting Controls.  The Company and its subsidiaries maintain systems of "internal control over financial reporting" (as defined in Rule 13a-15(f) of the Exchange Act and in NI 52-109) that comply in all material respects with the requirements of the Exchange Act and applicable Canadian securities laws and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including, but not limited to internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  There are no material weaknesses or significant deficiencies in the Company's internal controls.  The Company's auditors and the Audit Committee of the Board of Directors of the Company have been advised of: (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.

(kk) Insurance.  The Company and its subsidiaries have insurance covering their respective properties, operations, personnel and businesses in a manner that is customary in relation to other industry participants of a similar size operating in Brazil; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; neither the Company nor any of its subsidiaries has been refused any insurance coverage sought or applied for; and neither the Company nor any of its subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

(ll) No Unlawful Payments.  Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or the Corruption of Foreign Public Officials Act (Canada); or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(mm) Compliance with Money Laundering Laws.  The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering Act) (Canada), the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(nn) Compliance with OFAC.  None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury ("OFAC"); and the Company will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(oo) Dividends.  There is not, in the articles of the Company nor in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Company is a party, any restriction upon or impediment to the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company to the holders of Common Shares.

(pp) No Broker's Fees.  Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or any of its subsidiaries or any Initial Purchaser for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Securities.

(qq) Rule 144A Eligibility.  On the Closing Date, the Securities will not be of the same class as securities listed on a national securities exchange registered under Section 6 of the Exchange Act or quoted in an automated inter-dealer quotation system (for the avoidance of doubt, the Common Shares are listed on the NYSE, which is a national securities exchange registered under Section 6 of the Exchange Act); and each of the Time of Sale Information, as of the Time of Sale, and the Offering Memorandum, as of its date, contains or will contain all the information that, if requested by a prospective purchaser of the Securities, would be required to be provided to such prospective purchaser pursuant to Rule 144A(d)(4) under the Securities Act.

(rr) No Integration.  Neither the Company nor any of its affiliates (as defined in Rule 501(b) of Regulation D) has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Securities in a manner that would require registration of the Securities under the Securities Act.

(ss) No General Solicitation or Directed Selling Efforts.  None of the Company or any of its affiliates or any other person acting on its or their behalf (other than the Initial Purchasers, as to which no representation is made) has (i) solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act, (ii) engaged in any directed selling efforts with respect to the Securities or the Underlying Securities within the meaning of Regulation S under the Securities Act ("Regulation S"), and all such persons have complied with the offering restrictions requirement of Regulation S, or (iii) engaged in any similar conduct in Canada.

(tt) Securities Law Exemptions.  Assuming the accuracy of the representations and warranties of the Initial Purchasers contained in Section 2(b) and their compliance with their agreements set forth therein, it is not necessary, in connection with the issuance and sale of the Securities to the Initial Purchasers, the offer, resale and delivery of the Securities by the Initial Purchasers in the manner contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum, or the issuance of the Underlying Securities upon conversion of the Securities, to register the Securities or the Underlying Securities under the Securities Act, to qualify the Securities or the Underlying Securities or file any prospectus under applicable Canadian securities laws, to qualify the Indenture under the Trust Indenture Act or to comply with the trust indenture provisions of the Business Corporations Act (Ontario).

(uu) No Stabilization or Manipulation.  Neither the Company nor, to its knowledge, any of its directors, officers or affiliates has taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities or the Underlying Securities.

(vv) No Prior Proceedings.  Except as described in the Time of Sale Information and the Offering Memorandum, to the Company’s  knowledge, information and belief, after due enquiry, none of the directors or officers of the Company is or has ever been subject to any securities regulatory, criminal, bankruptcy or insolvency proceedings in the U.S., Canada or elsewhere.

(ww) Margin Rules.  Neither the issuance, sale and delivery of the Securities nor the application of the proceeds thereof by the Company as described in the Time of Sale Information and the Offering Memorandum will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(xx) Forward-Looking Statements.  No forward-looking statement or forward-looking information (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act or as defined under Canadian securities laws, as applicable) contained in the Time of Sale Information or the Offering Memorandum has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(yy) Statistical and Market Data.  Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related data included or incorporated by reference in the Time of Sale Information and the Offering Memorandum is not based on or derived from sources that are reliable and accurate in all material respects.

(zz) Sarbanes-Oxley Act.  There is and has been no failure on the part of the Company or, to the knowledge of the Company, any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the "Sarbanes-Oxley Act"), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(aaa) No Ratings.  There are no securities or preferred stock of or guaranteed by the Company or any of its subsidiaries that are rated by a "nationally recognized statistical rating organization," as such term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act.

(bbb) Underlying Securities.  The Underlying Securities are, or at the Closing Date will be, duly listed and admitted and authorized for trading, subject to official notice of issuance, on the NYSE and have been, or at the Closing Date will be, conditionally approved for listing on the TSX.

4. Further Agreements of the Company.  The Company covenants and agrees with each Initial Purchaser that:

(a) Delivery of Copies.  The Company will deliver to the Initial Purchasers an electronic copy of the Preliminary Offering Memorandum, and as many copies of any other Time of Sale Information, any Issuer Written Communication and the Offering Memorandum (including all amendments and supplements thereto as well as copies of the related Canadian preliminary offering memorandum (in electronic form) and Canadian final offering memorandum) as the Representative may reasonably request.

(b) Offering Memorandum, Amendments or Supplements.  Before finalizing the Offering Memorandum or making or distributing any amendment or supplement to any of the Time of Sale Information or the Offering Memorandum or filing with or furnishing to Canadian securities regulatory authorities or the Commission any document that will be incorporated by reference therein, the Company will furnish to the Representative and counsel for the Initial Purchasers a copy of the proposed Offering Memorandum or such amendment or supplement or document to be incorporated by reference therein for review, and will not distribute any such proposed Offering Memorandum, amendment or supplement or file any such document with or furnish any such document to Canadian securities regulatory authorities or the Commission to which the Representative reasonably objects.

(c) Additional Written Communications.  Before making, preparing, using, authorizing, approving or referring to any Issuer Written Communication, the Company will furnish to the Representative and counsel for the Initial Purchasers a copy of such written communication for review and will not make, prepare, use, authorize, approve or refer to any such written communication to which the Representative reasonably objects.

(d) Press Releases.  The Company shall furnish to the Representative and counsel for the Initial Purchasers a draft of any press release to be issued in connection with the offering of Securities, and will provide the Representative and counsel for the Initial Purchasers sufficient time to comment thereon and will accept all reasonable comments of the Representative and counsel for the Initial Purchasers on any such press release.

(e) Notice to the Representative.  The Company will advise the Representative promptly, and confirm such advice in writing, (i) of the issuance by any governmental or regulatory authority of any order preventing or suspending the use of any of the Time of Sale Information, any Issuer Written Communication or the Offering Memorandum or the initiation or threatening of any proceeding for that purpose; (ii) of the occurrence of any event at any time prior to the completion of the initial offering of the Securities as a result of which any of the Time of Sale Information, any Issuer Written Communication or the Offering Memorandum as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing when such Time of Sale Information, Issuer Written Communication or the Offering Memorandum is delivered to a purchaser, not misleading; and (iii) of the receipt by the Company of any notice with respect to any suspension of the qualification of the Securities for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Company will use its reasonable best efforts to prevent the issuance of any such order preventing or suspending the use of any of the Time of Sale Information, any Issuer Written Communication or the Offering Memorandum or suspending any such qualification of the Securities and, if any such order is issued, will obtain as soon as possible the withdrawal thereof.

(f) Ongoing Compliance of the Offering Memorandum and Time of Sale Information.  (1) If at any time prior to the completion of the initial offering of the Securities (i) any event shall occur or condition shall exist as a result of which the Offering Memorandum as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Offering Memorandum is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Offering Memorandum to comply with law, the Company will immediately notify the Initial Purchasers thereof and forthwith prepare and, subject to paragraph (b) above, furnish to the Initial Purchasers such amendments or supplements to the Offering Memorandum (or any document to be filed with or furnished to the Commission and incorporated by reference therein) as may be necessary so that the statements in the Offering Memorandum as so amended or supplemented (or including such document to be incorporated by reference therein) will not, in the light of the circumstances existing when the Offering Memorandum is delivered to a purchaser, be misleading or so that the Offering Memorandum will comply with law and (2) if at any time prior to the Closing Date (i) any event shall occur or condition shall exist as a result of which any of the Time of Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) it is necessary to amend or supplement any of the Time of Sale Information to comply with law, the Company will immediately notify the Initial Purchasers thereof and forthwith prepare and, subject to paragraph (b) above, furnish to the Initial Purchasers such amendments or supplements to any of the Time of Sale Information (or any document to be filed with or furnished to the Commission and incorporated by reference therein) as may be necessary so that the statements in any of the Time of Sale Information as so amended or supplemented will not, in light of the circumstances under which they were made, be misleading.

(g) Other Jurisdictions.  The Company will qualify the Securities for offer and sale under the securities or Blue Sky laws of such states and such other jurisdictions as the Representative shall reasonably request and will continue such qualifications in effect so long as required for the offering and resale of the Securities; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(h) Clear Market.  Without the prior written consent of the Representative, during the period ending 90 days after the date of the Offering Memorandum, the Company will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, (iii) file with the Commission a registration statement under the Securities Act, or file with Canadian securities regulatory authorities a prospectus, relating to the Common Shares or securities convertible into or exercisable or exchangeable for Common Shares, or (iv) publicly disclose the intention to effect any transaction described in clauses (i), (ii) or (iii), whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; provided that the foregoing shall not apply to (A) the Securities to be sold hereunder or the issuance of the Underlying Securities, (B) any Common Shares issued upon the exercise of options or interests granted under any employee stock option plan or stock ownership plan in effect as of the date of this Agreement, and (C) Common Shares issuable in connection with the Proposed Acquisition (as such term is defined in the Offering Memorandum), provided that such Common Shares are subject to a four-month hold period under Canadian law, and (D) any Common Shares issued to a seller in connection with any acquisition or other strategic transaction by the Company, provided that the number of Common Shares issued in connection with such transactions shall not exceed 10% of the Common Shares outstanding as of the date of this Agreement.

(i) Use of Proceeds.  The Company will apply the net proceeds from the sale of the Securities as described in the Time of Sale Information and the Offering Memorandum under the heading "Use of proceeds".

(j) No Stabilization.  The Company will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities and will not take any action prohibited by Regulation M under the Exchange Act in connection with the distribution of the Securities contemplated hereby.

(k) Underlying Securities. The Company will reserve and keep available at all times, free of pre-emptive rights, Common Shares for the purpose of enabling the Company to satisfy all obligations to issue the Underlying Securities upon conversion of the Securities.  The Company will use its reasonable best efforts to maintain the listing of the Common Shares on the TSX and the NYSE and will file with the TSX and the NYSE all documents and notices required by the TSX and the NYSE, respectively.

(l) Supplying Information. While the Securities remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which the Company is not subject to and in compliance with Section 13 or 15(d) of the Exchange Act, furnish to holders of the Securities, prospective purchasers of the Securities designated by such holders and securities analysts, in each case upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(m) DTC.   The Company will assist the Initial Purchasers in arranging for the Securities to be eligible for clearance and settlement through DTC.

(n) No Resales by the Company.  During the period from the Closing Date until one year after the Closing Date or the Option Closing Date, if applicable, the Company will not, and will not permit any of subsidiaries to, and will instruct its other affiliates (as defined in Rule 144 under the Securities Act) not to, resell any of the Securities that have been acquired by any of them, except for Securities purchased by the Company or any of its affiliates and resold in a transaction registered under the Securities Act.

(o) No Integration.  Neither the Company nor any of its affiliates (as defined in Rule 501(b) of Regulation D) will, directly or through any agent, sell, offer for sale, solicit offers to buy or otherwise negotiate in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Securities in a manner that would require registration of the Securities under the Securities Act or the filing of any prospectus in Canada.

(p) No General Solicitation or Directed Selling Efforts.  None of the Company or any of its affiliates or any other person acting on its or their behalf (other than the Initial Purchasers, as to which no covenant is given) will (i) solicit offers for, or offer or sell, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act or engage in any similar conduct in Canada, or (ii) engage in any directed selling efforts with respect to the Securities within the meaning of Regulation S, and all such persons will comply with the offering restrictions requirement of Regulation S, or engage in any similar conduct in Canada.

(q) Reporting Requirements.  During the period when the Offering Memorandum is required to be delivered pursuant to Section 8 hereof, the Company will file or furnish all documents required to be filed with or furnished to (i) Canadian securities regulatory authorities in accordance with applicable Canadian securities laws, and (ii) the Commission pursuant to the Exchange Act, within the time periods required by the Exchange Act and the rules and regulations of the Commission thereunder.

5.       Certain Agreements of the Initial Purchasers.  Each Initial Purchaser hereby represents and agrees that it has not and will not use, authorize the use of, refer to, or participate in the planning for use of, any written communication that constitutes an offer to sell or the solicitation of an offer to buy the Securities other than (i) the Preliminary Offering Memorandum and the Offering Memorandum, (ii) a written communication that contains no "issuer information" (as defined in Rule 433(h)(2) under the Securities Act) that was not included (including through incorporation by reference) in the Preliminary Offering Memorandum or the Offering Memorandum, (iii) any written communication listed on Annex A or prepared pursuant to Section 4(c) above (including any electronic road show), (iv) any written communication prepared by such Initial Purchaser and approved by the Company in advance in writing, (v) any written communication relating to or that contains the terms of the Securities and/or other information that was included (including through incorporation by reference) in the Preliminary Offering Memorandum or the Offering Memorandum, or (vi) for sales to Canadian residents only, as permitted by Canadian securities laws.

6.       Conditions of Initial Purchasers' Obligations.  The obligation of each Initial Purchaser to purchase the Firm Securities on the Closing Date or the Option Securities on the Additional Closing Date, as the case may be, as provided herein is subject to the performance by the Company of its covenants and other obligations hereunder and to the following additional conditions:

(a) Representations and Warranties.  The representations and warranties of the Company contained herein shall be true and correct on the date hereof and on and as of the Closing Date or the Additional Closing Date, as the case may be; and the statements of the Company and its officers made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date or the Additional Closing Date, as the case may be.

(b) No Downgrade.  Subsequent to the execution and delivery of this Agreement, (i) if there are any debt securities or preferred stock of or guaranteed by the Company or any of its subsidiaries that are rated by a "nationally recognized statistical rating organization", as such term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act, (i) no downgrading shall have occurred in the rating accorded any such debt securities or preferred stock and (ii) no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of any such debt securities or preferred stock (other than an announcement with positive implications of a possible upgrading).

(c) No Material Adverse Change.  No event or condition of a type described in Section 3(g) hereof shall have occurred or shall exist, which event or condition is not described in the Time of Sale Information (excluding any amendment or supplement thereto) and the Offering Memorandum (excluding any amendment or supplement thereto) and the effect of which in the reasonable judgment of the Representative makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the Closing Date or the Additional Closing Date, as the case may be, on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum.

(d) Officer's Certificate.  The Representative shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, a certificate of the chief financial officer or chief accounting officer of the Company and one additional senior executive officer of the Company who is satisfactory to the Representative (i) confirming that such officers have carefully reviewed the Time of Sale Information and the Offering Memorandum and, to the knowledge of such officers, the representations set forth in Sections 3(a), 3(b) and 3(d) hereof are true and correct, (ii) confirming that the other representations and warranties of the Company in this Agreement are true and correct and that the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date or the Additional Closing Date, as the case may be, and (iii) to the effect set forth in paragraphs (b) and (c) above.

(e) Comfort Letters.  On the date of this Agreement and on the Closing Date or the Additional Closing Date, as the case may be, KPMG LLP shall have furnished to the Representative, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representative, containing statements and information of the type customarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Time of Sale Information and the Offering Memorandum; provided, that the letter delivered on the Closing Date or the Additional Closing Date, as the case may be shall use a "cut-off" date no more than three business days prior to such Closing Date or such Additional Closing Date, as the case may be.

(f) Opinion and 10b-5 Statement of U.S. Counsel for the Company.  Davies Ward Phillips & Vineberg LLP, U.S. counsel for the Company, shall have furnished to the Representative, at the request of the Company, their written opinion and 10b-5 statement, dated the Closing Date or the Additional Closing Date, as the case may be, and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representative, to the effect set forth in Annex C hereto.

(g) Opinion and 10b-5 Statement of Canadian Counsel for the Company.  Davies Ward Phillips & Vineberg LLP, Canadian counsel for the Company, shall have furnished to the Representative, at the request of the Company, their written opinion and 10b-5 statement, dated the Closing Date or the Additional Closing Date, as the case may be, and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representative, to the effect set forth in Annex D hereto.

(h) Opinion of Brazilian Counsel for the Company.  Azevedo Sette Advagados, local Brazilian counsel for the Company, shall have furnished to the Representative, at the request of the Company, their written opinion, dated the Closing Date or the Additional Closing Date, as the case may be, and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representative, relating to the existence, registered capital and members of each of Mineração Serros do Oeste, Ltda. and Mineração Turmalina Ltda.

(i) Title Opinion.  Azevedo Sette Advagados, special counsel for the Company, shall have furnished to the Representative, at the request of the Company, their written opinion, dated the Closing Date or the Additional Closing Date, as the case may be, and addressed to the Initial Purchasers, relating to the Material Properties and the legally binding nature and status of the joint venture agreements entered into in relation to the Material Properties.

(j) Opinion and 10b-5 Statement of U.S Counsel for the Initial Purchasers.  The Representative shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, an opinion and 10b-5 statement of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Initial Purchasers, with respect to such matters as the Representative may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(k) Opinion of Canadian Counsel for the Initial Purchasers.  The Representative shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, an opinion of Osler Hoskin & Harcourt LLP, Canadian counsel for the Initial Purchasers, with respect to such matters as the Representative may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(l) No Legal Impediment to Issuance.  No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date or the Additional Closing Date, as the case may be, prevent the issuance or sale of the Securities; and no injunction or order of any federal, state, provincial or foreign court shall have been issued that would, as of the Closing Date or the Additional Closing Date, as the case may be, prevent the issuance or sale of the Securities.

(m) Good Standing.  The Representative shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, satisfactory evidence of the good standing (or similar status) of the Company and its subsidiaries in their respective jurisdictions of organization and their good standing (or similar status) in such other jurisdictions as the Representative may reasonably request, in each case in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdictions.

(n) DTC.  The Securities shall be eligible for clearance and settlement through DTC.

(o) Exchange Listing.  The Underlying Securities shall have been listed and admitted and authorized for trading on the NYSE and shall have been conditionally approved for listing on the TSX, and satisfactory evidence of such actions shall have been provided to the Representative.

(p) Lock-up Agreements.  The "lock-up" agreements, each substantially in the form of Exhibit A hereto, of the officers and directors of the Company identified on Exhibit A-1 hereto relating to sales and certain other dispositions of Common Shares or certain other securities, shall have been delivered to you on or before the date hereof, and shall be in full force and effect on the Closing Date or Additional Closing Date, as the case may be.

(q) Additional Documents.  On or prior to the Closing Date or the Additional Closing Date, as the case may be, the Company shall have furnished to the Representative such further certificates and documents as the Representative may reasonably request.

All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Initial Purchasers.

7.       Indemnification and Contribution.

(a) Indemnification of the Initial Purchasers.  The Company agrees to indemnify and hold harmless each Initial Purchaser, its affiliates, directors and officers and each person, if any, who controls such Initial Purchaser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action, investigation or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in the Preliminary Offering Memorandum, any of the other Time of Sale Information, any Issuer Written Communication or the Offering Memorandum (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use therein, it being understood and agreed that the only such information furnished by any Initial Purchaser consists of the information described as such in subsection (b) below.

(b) Indemnification of the Company.  Each Initial Purchaser agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representative expressly for use in the Preliminary Offering Memorandum, any of the other Time of Sale Information, any Issuer Written Communication or the Offering Memorandum (or any amendment or supplement thereto), it being understood and agreed upon that the only such information furnished by any Initial Purchaser consists of the following information: (i) the first sentence of the ninth paragraph of text under the caption "Plan of distribution" in the Preliminary Offering Memorandum and the Offering Memorandum relating to resales by the initial purchasers; (ii) the fourth sentence of the tenth paragraph of text under the caption "Plan of distribution" in the Preliminary Offering Memorandum and the Offering Memorandum relating to the initial purchasers' intention to make a market in the Securities after the completion of the offering; and (iii) the fourth sentence under the caption "Risk factors—Risks relating to the notes—The notes may not have an active market and their price may be volatile.  You may be unable to sell your notes at the price you desire or at all." in the Preliminary Offering Memorandum and the Offering Memorandum relating to the initial purchasers' intention to make a market in the Securities after the completion of the offering.

(c) Notice and Procedures.  If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the "Indemnified Person") shall promptly notify the person against whom such indemnification may be sought (the "Indemnifying Person") in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under paragraph (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under paragraph (a) or (b) above.  If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred.  In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interest between them.  It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be paid or reimbursed as they are incurred.  Any such separate firm for any Initial Purchaser, its affiliates, directors and officers and any control persons of such Initial Purchaser shall be designated in writing by J.P. Morgan Securities Inc. and any such separate firm for the Company, its directors, its officers and any control persons of the Company shall be designated in writing by the Company.  The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment.  Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement.  No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d) Contribution.  If the indemnification provided for in paragraphs (a) and (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Initial Purchasers, on the other, from the offering of the Securities or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company, on the one hand, and the Initial Purchasers, on the other, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Company, on the one hand, and the Initial Purchasers, on the other, shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the Securities and the total discounts and commissions received by the Initial Purchasers in connection therewith, as provided in this Agreement, bear to the aggregate offering price of the Securities.  The relative fault of the Company, on the one hand, and the Initial Purchasers, on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Initial Purchasers and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) Limitation on Liability.  The Company and the Initial Purchasers agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Initial Purchasers were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above.  The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim.  Notwithstanding the provisions of this Section 7, in no event shall an Initial Purchaser be required to contribute any amount in excess of the amount by which the total discounts and commissions received by such Initial Purchaser with respect to the offering of the Securities exceeds the amount of any damages that such Initial Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Initial Purchasers' obligations to contribute pursuant to this Section 7 are several in proportion to their respective purchase obligations hereunder and not joint.

(f) Non-Exclusive Remedies.  The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

8.       Effectiveness of Agreement.  This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

9.       Termination.  This Agreement may be terminated in the absolute discretion of the Representative, by notice to the Company, if after the execution and delivery of this Agreement and on or prior to the Closing Date or, in the case of the Option Securities, on or prior to the Additional Closing Date, (i) trading generally shall have been suspended or materially limited on or by any of the NYSE, the Nasdaq Global Market or the TSX; (ii) trading of any securities issued by the Company shall have been suspended on the TSX or the NYSE; (iii) a general moratorium on commercial banking activities shall have been declared by federal (U.S. or Canada) or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States or Canada, that, in the judgment of the Representative, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the Closing Date or the Additional Closing Date, as the case may be, on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum.

10.     Defaulting Initial Purchaser.  (a)  If, on the Closing Date or the Additional Closing Date, as the case may be, any Initial Purchaser defaults on its obligation to purchase the Securities that it has agreed to purchase hereunder on such date, the non-defaulting Initial Purchasers may in their discretion arrange for the purchase of such Securities by other persons satisfactory to the Company on the terms contained in this Agreement.  If, within 36 hours after any such default by any Initial Purchaser, the non-defaulting Initial Purchasers do not arrange for the purchase of such Securities, then the Company shall be entitled to a further period of 36 hours within which to procure other persons satisfactory to the non-defaulting Initial Purchasers to purchase such Securities on such terms.  If other persons become obligated or agree to purchase the Securities of a defaulting Initial Purchaser, either the non-defaulting Initial Purchasers or the Company may postpone the Closing Date or the Additional Closing Date, as the case may be, for up to five full business days in order to effect any changes that in the opinion of counsel for the Company or counsel for the Initial Purchasers may be necessary in the Time of Sale Information, the Offering Memorandum or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Time of Sale Information or the Offering Memorandum that effects any such changes.  As used in this Agreement, the term "Initial Purchaser" includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule 1 hereto that, pursuant to this Section 10, purchases Securities that a defaulting Initial Purchaser agreed but failed to purchase.

(b) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Initial Purchaser or Initial Purchasers by the non-defaulting Initial Purchasers and the Company as provided in paragraph (a) above, the aggregate number of Securities that remain unpurchased on the Closing Date or the Additional Closing Date, as the case may be, does not exceed one-eleventh of the aggregate number of Securities to be purchased on such date, then the Company shall have the right to require each non-defaulting Initial Purchaser to purchase the number of Securities that such Initial Purchaser agreed to purchase hereunder on such date plus such Initial Purchaser's pro rata share (based on the number of Securities that such Initial Purchaser agreed to purchase on such date) of the Securities of such defaulting Initial Purchaser or Initial Purchasers for which such arrangements have not been made.

(c) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Initial Purchaser or Initial Purchasers by the non-defaulting Initial Purchasers and the Company as provided in paragraph (a) above, the aggregate number of Securities that remain unpurchased on the Closing Date or the Additional Closing Date, as the case may be, exceeds one-eleventh of the aggregate amount of Securities to be purchased on such date, or if the Company shall not exercise the right described in paragraph (b) above, then this Agreement or, with respect to any Additional Closing Date, the obligation of the Initial Purchasers to purchase Securities on the Additional Closing Date, as the case may be, shall terminate without liability on the part of the non-defaulting Initial Purchasers.  Any termination of this Agreement pursuant to this Section 10 shall be without liability on the part of the Company, except that the Company will continue to be liable for the payment of expenses as set forth in Section 11 hereof and except that the provisions of Section 7 hereof shall not terminate and shall remain in effect.

(d) Nothing contained herein shall relieve a defaulting Initial Purchaser of any liability it may have to the Company or any non-defaulting Initial Purchaser for damages caused by its default.

11.       Payment of Expenses.  (a)  Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company will pay or cause to be paid all costs and expenses incident to the performance of its obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Securities and any taxes payable in that connection; (ii) the costs incident to the preparation and printing of the Preliminary Offering Memorandum and the related Canadian preliminary offering memorandum, any other Time of Sale Information, any Issuer Written Communication and the Offering Memorandum and the related Canadian final offering memorandum (including any amendments and supplements thereto) and the distribution thereof; (iii) the costs of reproducing and distributing each of the Transaction Documents; (iv) the fees and expenses of the Company's counsel and independent accountants; (v) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Securities under the laws of such jurisdictions as the Representative may designate and the preparation, printing and distribution of a Blue Sky Memorandum (including the related fees and expenses of counsel for the Initial Purchasers); (vi) any fees charged by rating agencies for rating the Securities; (vii) the fees and expenses of the Trustee and any paying agent (including related fees and expenses of any counsel to such parties); (viii) all expenses and application fees incurred in connection with the application for the inclusion of the Securities on the PORTAL Market, if applicable, and the approval of the Securities for book-entry transfer by DTC; (ix) all expenses incurred by the Company in connection with any "road show" presentation to potential investors; (x) all expenses and application fees related to the listing of the Underlying Securities on the NYSE and the TSX, and (xi) all fees payable in connection with the filing of any Form 45-106F1 with Canadian securities regulatory authorities.

(b) If (i) this Agreement is terminated pursuant to Section 9, (ii) the Company for any reason fails to tender the Securities for delivery to the Initial Purchasers or (iii) the Initial Purchasers decline to purchase the Securities for any reason permitted under this Agreement (which, for greater certainty, would not include a termination as a result of any Initial Purchaser defaulting under Section 10 hereof), the Company agrees to reimburse the Initial Purchasers for all reasonable and documented out-of-pocket costs and expenses (including the reasonable fees and expenses of their counsel in the case of clauses (ii) and (iii) above, but only in the case of clause (i) in relation to a termination under Section 9(ii)) reasonably incurred by the Initial Purchasers in connection with this Agreement and the offering contemplated hereby.

12.       Persons Entitled to Benefit of Agreement.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and any controlling persons referred to in Section 7 hereof.  Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.  No purchaser of Securities from any Initial Purchaser shall be deemed to be a successor merely by reason of such purchase.

13.       Survival.  The respective indemnities, rights of contribution, representations, warranties and agreements of the Company and the Initial Purchasers contained in this Agreement or made by or on behalf of the Company or the Initial Purchasers pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Company or the Initial Purchasers.

14.       Certain Defined Terms.  For purposes of this Agreement, (a) except where otherwise expressly provided, the term "affiliate" has the meaning set forth in Rule 405 under the Securities Act; (b) the term "business day" means any day other than a day on which banks are permitted or required to be closed in New York City or Toronto, Ontario; and (c) the term "subsidiary" has the meaning set forth in Rule 405 under the Securities Act.

15.       Miscellaneous.  (a)  Authority of the Representative.  Any action by the Initial Purchasers hereunder may be taken by J.P. Morgan Securities Inc. on behalf of the Initial Purchasers, and any such action taken by J.P. Morgan Securities Inc. shall be binding upon the Initial Purchasers.

(b) Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication.  Notices to the Initial Purchasers shall be given to the Representative c/o J.P. Morgan Securities Inc., 383 Madison Avenue, New York, New York 10179 (fax: (212) 622-8358); Attention: Equity Syndicate Desk.  Notices to the Company shall be given to it at Jaguar Mining Inc., 125 North State Street, Concord New Hampshire, 03301, (fax: 603.228-8045); Attention: Robert J. Lloyd, Corporate Secretary.

(c) Agent for Service of Process; Submission to Jurisdiction.  By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (or any successor) (together with any successor, the "Agent for Service"), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Securities, that may be instituted in any U.S. federal or state court in the State of New York, or brought under U.S. federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation, (ii) submits to the jurisdiction of any such court located in the Borough of Manhattan in the City of New York in any such suit or proceeding, and (iii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company (mailed or delivered to its registered office in Toronto, Ontario, Canada), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding.  The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Securities shall be outstanding.

(d) Judgment Currency.  In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the "Judgment Currency") other than United States dollars, the Company will indemnify the Initial Purchasers against any loss incurred by the Initial Purchasers as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order and (ii) the rate of exchange at which the Initial Purchasers are able to purchase United States dollars with the amount of Judgment Currency actually received by the Initial Purchasers.  The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid.  The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

(e) Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(f) Counterparts.  This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

(g) Amendments or Waivers.  No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

(h) Headings.  The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

(i) Xtract Research LLC.  The Company hereby agrees that the Initial Purchasers may provide copies of the Preliminary Offering Memorandum and the Final Offering Memorandum relating to the offering of the Securities and any other agreements or documents relating thereto, including, without limitation, any trust indentures, to Xtract Research LLC ("Xtract") following the completion of the offering for inclusion in an online research service sponsored by Xtract, access to which is restricted to "qualified institutional buyers" as defined in Rule 144A under the Securities Act.

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

JAGUAR MINING INC.

By:	(signed) Daniel R. Titcomb
Title: President and CEO

Accepted: September 10, 2009

J.P. MORGAN SECURITIES INC.

For itself and on behalf of the
several Initial Purchasers listed
in Schedule 1 hereto.

By:	(signed) Michael O'Donovan
Title: Managing Director

Schedule 1

Initial Purchaser		Principal Amount

J.P. Morgan Securities Inc.		US$135,000,000
Jefferies & Company, Inc.		15,000,000
	Total	US$150,000,000

Schedule 2

Mineração Serros do Oeste, Ltda. (Jaguar ownership = 99.999%)
Mineração Turmalina Ltda. (Jaguar ownership = 99.998%)

Annex A

a.  Term sheet containing the terms of the Securities, substantially in the form of Annex B.

Annex B
PRICING TERM SHEET
DATED SEPTEMBER 10, 2009

JAGUAR MINING INC.
4.50% SENIOR CONVERTIBLE NOTES DUE 2014

The information in this pricing term sheet supplements Jaguar Mining Inc.'s preliminary offering memorandum, dated September 9, 2009 (the "Preliminary Offering Memorandum"), and supersedes the information in the Preliminary Offering Memorandum to the extent inconsistent with the information in the Preliminary Offering Memorandum.  In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Offering Memorandum. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Offering Memorandum. All references to dollar amounts are references to U.S. dollars.

Issuer:	Jaguar Mining Inc. (NYSE: JAG; TSX: JAG)
Security:	4.50% Senior Convertible Notes due 2014
Aggregate Principal Amount:	$150,000,000
Over-Allotment Option:	$15,000,000
Net Proceeds to Issuer (after fees and offering expenses):	Approximately $144.6 million (approximately $159.1 million if the over-allotment option is exercised in full).
Maturity Date:	November 1, 2014
Interest Rate:	4.50% per annum, accruing from September 15, 2009
Issue Price:	100%
Interest Payment Dates:	May 1 and November 1 of each year, beginning May 1, 2010
Regular Record Dates:	April 15 and October 15 of each year
Reference Price:	$10.10, the last reported sale price of the common shares on the New York Stock Exchange on September 10, 2009
Initial Conversion Rate:	78.4314 common shares per $1,000 principal amount of notes
Conversion Premium:	Approximately 26.24% above the reference price
Initial Conversion Price:	Approximately $12.75 per common share
Sole Book-Running Manager:	J.P. Morgan Securities Inc.
Co-Manager:	Jefferies & Company, Inc.
Pricing Date:	September 10, 2009
Trade Date:	September 10, 2009
Expected Settlement Date:	September 15, 2009
CUSIP Number:	47009M AG8
Adjustments to Initial Conversion Rate Upon Certain Fundamental Changes:
The following table sets forth the number of additional shares to be received per $1,000 principal amount of notes by which the conversion rate will be increased, in certain circumstances, if a fundamental change occurs for each share price and effective date set forth below:

	Share Price
Effective date	$10.10	$12.50	$15.00	$17.50	$20.00	$22.50	$25.00	$27.50	$30.00	$32.50	$35.00	$37.50	$40.00	$42.50	$45.00
9/15/2009	20.5785	15.4915	10.8665	7.9681	6.0324	4.6739	3.6828	2.9368	2.3612	1.9080	1.5453	1.2515	1.0109	0.8125	0.6480
11/1/2010	20.5785	15.0916	10.2678	7.3417	5.4465	4.1523	3.2298	2.5487	2.0311	1.6285	1.3095	1.0528	0.8440	0.6725	0.5308
11/1/2011	20.5785	14.2627	9.2419	6.3409	4.5509	3.3818	2.5800	2.0062	1.5806	1.2554	1.0009	0.7980	0.6337	0.4994	0.3886
11/1/2012	20.5785	12.7794	7.5563	4.7802	3.2152	2.2786	1.6837	1.2833	0.9990	0.7878	0.6248	0.4954	0.3904	0.3041	0.2323
11/1/2013	20.5785	9.8689	4.5524	2.2426	1.2296	0.7658	0.5346	0.4037	0.3187	0.2564	0.2070	0.1657	0.1302	0.0991	0.0716
11/1/2014	20.5785	1.5686	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share prices and effective dates may not be set forth in the table above, in which case:

•
if the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year;

•	if the share price is greater than $45.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	if the share price is less than $10.10 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of common shares issuable upon conversion exceed 99.0099 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under "Description of notes—Conversion rate adjustments" in the Preliminary Offering Memorandum.
___________________________________

This communication is intended for the sole use of the person to whom it is provided by the sender. This material is confidential and is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of the notes or the offering.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The notes and the common shares issuable upon conversion of the notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any other securities laws, and may not be offered or sold within the United States or any other jurisdiction, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. The initial purchasers are initially offering the notes in the United States only to qualified institutional buyers as defined in, and in reliance on, Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The notes and the common shares issuable upon conversion of the notes are not transferable except in accordance with the restrictions described under "Transfer restrictions" in the Preliminary Offering Memorandum.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

Annex C

[Form of Opinion of U.S. Counsel for the Company]

(a)    This Agreement has been duly executed and delivered by the Company.

(b)    The Indenture has been duly executed and delivered by the Company and, assuming due execution and delivery thereof by the Trustee, constitutes a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws and to general principles of equity regardless of whether such enforceability is considered in a proceeding in equity or at law.

(c)    The Securities have been duly executed and delivered by the Company and, when duly authenticated as provided in the Indenture and paid for as provided in this Agreement, will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws and to general principles of equity regardless of whether such enforceability is considered in a proceeding in equity or at law, and will be entitled to the benefits of the Indenture.

(d)    The statements in the Preliminary Offering Memorandum and the Offering Memorandum under the heading "Description of notes", insofar as such statements constitute summaries of certain provisions of the Indenture and of the Securities, fairly summarize such provisions in all material respects, except for, in the case of the Preliminary Offering Memorandum, statements with respect to the pricing terms of the Securities and any other items dependent upon the pricing terms and the delivery date of the Securities.

(e)    The execution, delivery and performance by the Company of each of the Transaction Documents, the compliance by the Company with the terms thereof, the issuance and sale of the Securities (including the issuance of the Underlying Securities upon conversion thereof) and the consummation of the transactions contemplated by the Transaction Documents will not (i) result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, any agreement or instrument governed by New York law set forth in Schedule A to such counsel's opinion, or (ii) result in the violation of any applicable United States federal or New York state law, statute, rule or regulation (except that such counsel need express no opinion with respect to state securities laws, statutes, rules or regulations) or, to the best of such counsel's knowledge, any judgment or order of any United States federal or New York state court, arbitrator or governmental or regulatory authority set forth in Schedule B to such counsel's opinion applicable to the Company.

(f)    No consent, approval, authorization, order, registration or qualification of or with any United States federal or New York state court, arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of each of the Transaction Documents, the compliance by the Company with the terms thereof, the issuance and sale of the Securities (including the issuance of the Underlying Securities upon conversion thereof), and the consummation of the transactions contemplated by the Transaction Documents, except for such consents, approvals, authorizations, orders and registrations or qualifications as have been obtained or may be required under applicable state securities laws in connection with the purchase and resale of the Securities by the Initial Purchasers.

(g)    Subject to the qualifications, restrictions, assumptions and limitations stated therein, the statements in the Preliminary Offering Memorandum and the Offering Memorandum under the heading "United States federal income tax considerations", to the extent they constitute summaries of legal matters with respect to United States federal taxation, constitute in all material respects a fair and accurate summary of the matters addressed therein.

(h)    The statements in the Preliminary Offering Memorandum and the Offering Memorandum under the heading "Plan of Distribution", insofar as such statements constitute summaries of certain provisions of this Agreement, fairly summarize such provisions in all material respects, except for, in the case of the Preliminary Offering Memorandum, statements with respect to the pricing terms of the Securities and any other items dependent upon the pricing terms and the delivery date of the Securities.

(i)    The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Time of Sale Information and the Offering Memorandum, the Company will not be required to register as an "investment company" under Section 8 of the Investment Company Act.

(j)    Neither the issuance, sale and delivery of the Securities nor the application of the proceeds thereof by the Company as described in the Time of Sale Information and the Offering Memorandum will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(k)    Based solely on Section 5-1402 of the NY General Obligations Law, the submission by the Company to the non-exclusive jurisdiction of the United States federal and New York state courts located in the State of New York pursuant to Section 15 of this Agreement and Section 1.18 of the Indenture is effective, and the appointment of the agent for service of process pursuant to Section 15 of this Agreement and Section 1.18 of the Indenture is binding on the Company.  Such counsel may note that a court of the State of New York or the United States of America sitting in New York County has the power to decline to hear an action based on this Agreement or the Indenture on the ground that the State of New York is an inconvenient forum.

(l)    Assuming the accuracy of, and compliance with, the representations, warranties and agreements of the Company and the Initial Purchasers contained in this Agreement, the compliance by the Initial Purchasers with the offering and transfer procedures and restrictions described in the Preliminary Offering Memorandum, the Time of Sale Information and the Offering Memorandum, the receipt by the purchasers to whom the Initial Purchasers initially resell the  Securities of a copy of the Preliminary Offering Memorandum, the Time of Sale Information and the Offering Memorandum prior to such sale and the accuracy of the deemed representations and agreements of such purchasers contained in the Preliminary Offering Memorandum and the Offering Memorandum, it is not necessary, in connection with the offer, sale and delivery of the Securities to the Initial Purchasers or in connection with the initial resale of the Securities by the Initial Purchasers in the manner contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum and the issuance of the Underlying Shares upon conversion of the Securities in accordance with the terms thereof (assuming compliance by the Company with all of the applicable provisions of the Indenture in connection therewith) to register the Securities or the Underlying Shares issuable upon conversion of the Securities under the Securities Act or to qualify the Indenture under the Trust Indenture Act, it being understood that no opinion is expressed as to any subsequent resale of any Securities.

Such counsel shall also state that they have participated in preparation of the Time of Sale Information and the Offering Memorandum and in conferences with representatives of the Company, representatives of the Initial Purchasers and their counsel  and with representatives of the Company’s  independent accountants and counsel at which conferences the contents of the Time of Sale Information and the Offering Memorandum and any amendment and supplement thereto and related matters were discussed, and they have reviewed a copy of the Time of Sale Information and the Offering Memorandum, and, although the limitations inherent in the role of outside counsel are such that they cannot and do not assume any responsibility for, and they are not passing upon, the accuracy, completeness or fairness of the statements contained in the Time of Sale Information and the Offering Memorandum and any amendment or supplement thereto (except as expressly provided above), and they have not made any independent check or verification thereof, on the basis of the foregoing nothing has come to the attention of such counsel to cause such counsel to believe that the Time of Sale Information (including the information incorporated by reference therein), at the Time of Sale (which such counsel may assume to be the date of this Agreement), contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or that the Offering Memorandum or any amendment or supplement thereto (including the information incorporated by reference therein), as of its date and the Closing Date, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than, in each case, the financial statements and other financial information contained or incorporated by reference therein and the information derived from the reports of or attributed to persons named in the Preliminary Offering Memorandum and the Offering Memorandum under the heading "Interest of experts", as to which such counsel need express no belief or view).

In rendering such opinion, such counsel may rely as to matters of fact on certificates of responsible officers of the Company and public officials that are furnished to the Initial Purchasers.

The opinion of counsel described above shall be rendered to the Initial Purchasers at the request of the Company and shall so state therein and shall be subject to the limitations, qualifications and assumptions stated or referred to therein.

Annex D

[Form of Opinion of Canadian Counsel for the Company]

(a)       The Company is a corporation existing under the laws of the Province of Ontario and has not been dissolved.

(b)    The Company has the corporate power and authority necessary to own, lease and operate its properties and carry on its business as described in the Time of Sale Information and the Offering Memorandum and to execute, deliver and perform its obligations under each of the Transaction Documents.

(c)    The authorized, issued and outstanding share capital of the Company is as set forth in the Preliminary Offering Memorandum and the Offering Memorandum under the heading "Capitalization" (other than the issuance of Common Shares upon exercise of stock options described as outstanding in, and the grant of options and awards under existing equity incentive plans described in, the Time of Sale Information and the Offering Memorandum); the share capital of the Company conforms in all material respects to the description thereof contained in the Time of Sale Information and the Offering Memorandum.

(d)    The Company has the corporate power and authority necessary to execute and deliver each of the Transaction Documents and to perform its obligations thereunder.

(e)    Each of this Agreement, the Indenture and the Securities has been duly authorized, executed and delivered by the Company.

(f)    The Underlying Securities have been duly authorized and, when issued upon conversion of the Securities in accordance with the terms of the Securities and the Indenture, will be validly issued, fully paid and non-assessable and the issuance of the Underlying Securities will not be subject to any preemptive or similar rights under the Company's articles of incorporation or bylaws or under the Business Corporations Act (Ontario).

(g)    The execution and delivery by the Company of each of the Transaction Documents, and the performance by the Company of its obligations thereunder, will not contravene (i) any provision of applicable laws of the Province of Ontario or any federal laws of Canada applicable therein; (ii) the articles or by-laws of the Company; (iii) the agreements or instruments governed by Ontario law set forth in Schedule A hereto; or (iv) any judgment, order or decree listed in Schedule B hereto.

(h)    No consent, approval, authorization or order of, or filing with, any Canadian court or public, governmental or regulatory agency or body of the Province of Ontario or under the federal laws of Canada is required to be obtained by the Company or made by the Company under the laws of the Province of Ontario or the federal laws of Canada in connection with the execution and delivery by the Company of each of the Transaction Documents or the performance by the Company of its obligations thereunder, other than the approval of the TSX.

(i)    Subject to the qualifications, restrictions, assumptions and limitations stated therein, the statements in the Preliminary Offering Memorandum and the Offering Memorandum under the heading "Canadian federal income tax considerations for Canadian purchasers" and the statements in the Canadian preliminary offering memorandum and the Canadian final offering memorandum under the heading "Certain Canadian federal income tax considerations", to the extent they constitute summaries of legal matters with respect to Canadian federal taxation, constitute in all material respects a fair and accurate summary of the matters addressed therein.

(j)    The documents incorporated by reference in the Offering Memorandum (excluding the financial statements and related schedules therein, and the other financial data or mineral reserves or resources estimates contained or incorporated by reference therein or omitted therefrom, as to which such counsel need express no opinion), when they were filed with the Ontario Securities Commission under Ontario securities laws, complied as to form in all material respects with the requirements of the Ontario securities laws as interpreted and applied by the Ontario Securities Commission.

(k)    The Company is a "reporting issuer" under Ontario securities laws and is not on the list of defaulting reporting issuers maintained by the Ontario Securities Commission.

(l)    No stamp or other issuance or transfer taxes or duties or sales taxes or withholding taxes (in the case of such withholding or sales tax, only to the extent that no services were rendered in Canada by or on behalf of an Initial Purchaser which is not a resident of Canada, in connection with the transactions contemplated by this Agreement) are payable by or on behalf of the Initial Purchasers to any federal or provincial government in Canada or any authority or agency thereof or therein having power to tax in connection with (A) the issue, sale and delivery of the Securities by the Company to or for the account of the Initial Purchasers or (B) the sale and delivery outside Canada by the Initial Purchasers of the Securities in the manner contemplated by this Agreement.

(m)    The distribution of the Securities in accordance with this Agreement is exempt from the prospectus requirements of the securities laws in Ontario and Quebec and no prospectus is required nor are other documents required to be filed under securities laws in Ontario or Quebec to permit the distribution of the Securities by the Initial Purchasers to purchasers; however, the Company will be required to file with the applicable Canadian securities commissions with respect to certain purchasers of Securities in those offering jurisdictions a report of exempt distribution on Form 45-106F1 contemplated in National Instrument 45-106 – Prospectus and Registration Exemptions, together, in each case, with the payment of applicable fees and the filing of the Offering Memorandum where required by securities laws in the relevant offering jurisdictions.

(n)    No prospectus or registration pursuant to the dealer registration requirements of the securities laws of Ontario or Quebec will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any regulatory authority will be required to be obtained under the securities laws of Ontario or Quebec to permit the issue and delivery of the Underlying Securities upon the exercise of the Securities in accordance with their terms by holders resident in Ontario or Quebec, respectively.

(o)    No prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any regulatory authority will be required to be obtained under the securities laws of Ontario or Quebec to permit, or in connection with, the first trade of the Securities or the Underlying Securities through a registrant properly registered under such securities laws in compliance therewith provided that:

(i) the Company is and has been a reporting issuer for the four months immediately preceding such first trade in any jurisdiction of Canada;

(ii) at the time of such first trade at least four months have elapsed from the date of issue of the Securities;

(iii) if the Securities or Underlying Securities subject to the trade were issued within four months after the issue of the Securities, the certificate representing such Securities or Underlying Securities carried the legend required by National Instrument 45-102 ("NI 45-102");

(iv) at the time of such first trade the trade is not a "control distribution" as such term is defined in section 1.1 of NI 45-102;

(v) no unusual effort is made to prepare the market or to create a demand for the Securities or Underlying Securities;

(vi) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(vii) if the selling security holder is an insider or officer of the Company, the selling security holder has no reasonable grounds to believe that the Company is in default of securities legislation.

(p)    In any proceeding in a court of competent jurisdiction in the Province of Ontario (an "Ontario Court") for the enforcement of the any of the Transaction Documents, the Ontario Court would apply New York Law, in accordance with the parties' choice of New York Law in the Transaction Documents, to all issues which under the conflict of laws rules of the Province of Ontario are to be determined in accordance with the proper law of a contract, provided that:

(a)
the parties' choice of New York Law in the Transaction Documents Agreement is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and legal and there is no reason for avoiding the choice on the grounds of public policy, as such criteria would be applied by the Ontario Court; and

(b)	in any such proceeding, and notwithstanding the parties' choice of New York Law in the Transaction Documents, the Ontario Court:

(i)	will not take judicial notice of the provisions of New York Law, but will only apply such provisions if they are pleaded and proven by expert testimony;

(ii)	will apply Applicable Laws that under Applicable Laws would be characterized as procedural and will not apply any New York Law that under Applicable Laws would be characterized as procedural;

(iii)	will apply provisions of Applicable Laws that have overriding effect;

(iv)	will not apply any New York Law if its application would be contrary to public policy, as such term is interpreted under Applicable Laws ("Public Policy");

(v)
will not apply any New York Law if such application would be characterized under Applicable Laws as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law; and

(vi)	will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed.

(q)     An Ontario Court would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in the State of New York for a sum certain, obtained against the Corporation with respect to a claim arising out of the Transaction Documents (a "New York Judgment"), without reconsideration of the merits:

(a)	provided that:

(i)	an action to enforce the New York Judgment is commenced in the Ontario Court within any applicable limitation period;

(ii)
the Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if the New York Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the New York Judgment;

(iii)	the Ontario Court will render judgment only in Canadian dollars; and

(iv)	an action in the Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally; and

(b)	subject to the following defences:

(i)	that the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

(ii)	that the New York Judgment is for a claim which under Applicable Laws would be characterized as based on a foreign revenue, expropriatory, penal or other public law;

(iii)
that the New York Judgment is contrary to Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; or

(iv)	that the New York Judgment has been satisfied or is void or voidable under New York Law.

Such counsel shall also state that except to the extent contemplated in one or more of the qualifications to opinions (p) and (q) above, such counsel is not aware of any public policy that would be violated by any provisions of the Transaction Documents or any provision of Ontario Law that has an overriding effect that would be applicable to the Transaction Documents.

(r)      The Bank of New York Mellon and BNY Trust Company of Canada have been duly appointed as the trustees under the Indenture; Computershare Investor Services Inc. has been duly appointed as registrar and transfer agent of the Common Shares at its offices in Toronto, Ontario; Computershare Investor Services, N.A.  has been duly appointed as co-transfer agent for the Common Shares in the United States at its principal office in Denver, Colorado.

Such counsel shall also state that they have participated in preparation of the Time of Sale Information and the Offering Memorandum and in conferences with representatives of the Company, representatives of the Initial Purchasers and their counsel and with representatives of the Company’s independent accountants and counsel at which conferences the contents of the Time of Sale Information and the Offering Memorandum and any amendment and supplement thereto and related matters were discussed, and they have reviewed a copy of the Time of Sale Information and the Offering Memorandum, and, although the limitations inherent in the role of outside counsel are such that they cannot and do not assume any responsibility for, and they are not passing upon, the accuracy, completeness or fairness of the statements contained in the Time of Sale Information and the Offering Memorandum and any amendment or supplement thereto (except as expressly provided above), and they have not made any independent check or verification thereof, on the basis of the foregoing nothing has come to the attention of such counsel to cause such counsel to believe that the Time of Sale Information (except that the reference to "Preliminary Offering Memorandum" in the definition of "Time of Sale Information" shall be replaced with "Canadian preliminary offering memorandum" for the purpose of such counsel's opinion) (including the information incorporated by reference therein), at the Time of Sale (which such counsel may assume to be the date of this Agreement), contained any untrue statement of a material fact or omitted to state a material fact (as defined in Section 1 of the Securities Act (Ontario)) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or that the Canadian final offering memorandum or any amendment or supplement thereto (including the information incorporated by reference therein), as of its date and the Closing Date, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than, in each case, the financial statements and other financial information contained or incorporated by reference therein and the information derived from the reports of or attributed to persons named in the Preliminary Offering Memorandum and the Offering Memorandum under the heading "Interest of experts", as to which such counsel need express no belief or view).

In rendering such opinion, such counsel may rely as to matters of fact on certificates of responsible officers of the Company and public officials that are furnished to the Initial Purchasers.

The opinion of counsel described above shall be rendered to the Initial Purchasers at the request of the Company and shall so state therein.

ANNEX E

Restrictions on Offers and Sales Outside the United States

In connection with offers and sales of Securities outside the United States:

(a)           Each Initial Purchaser acknowledges that the Securities have not been registered under the Securities Act and may not be offered or sold within the United States except pursuant to an exemption from, or in transactions not subject to, the registration requirements of the Securities Act.

(b)           Each Initial Purchaser, severally and not jointly, represents, warrants and agrees that:

(i)           Such Initial Purchaser has offered and sold the Securities, and will offer and sell the Securities, only in accordance with Regulation S or Rule 144A.

(ii)           None of such Initial Purchaser or any of its affiliates or any other person acting on its or their behalf has engaged or will engage in any directed selling efforts with respect to the Securities or the Underlying Securities.

Terms used in paragraph (a) and this paragraph (b) and not otherwise defined in this Agreement have the meanings given to them by Regulation S.

(c)           Each Initial Purchaser acknowledges that no action has been or will be taken by the Company that would permit a public offering of the Securities, or possession or distribution of any of the Time of Sale Information, the Offering Memorandum, any Issuer Written Communication or any other offering or publicity material relating to the Securities, in any country or jurisdiction where action for that purpose is required.

Exhibit A

FORM OF LOCK-UP AGREEMENT

September _____, 2009

J.P. MORGAN SECURITIES INC.
  As Representative of
  the several Initial Purchasers listed in
  Schedule 1 to the Purchase
  Agreement referred to below

c/o J.P. Morgan Securities Inc.
383 Madison Avenue
New York, New York  10179

Re:           Jaguar Mining Inc. --- Rule 144A Offering

Ladies and Gentlemen:

The undersigned understands that you, as Representative of the several Initial Purchasers, propose to enter into a Purchase Agreement (the "Purchase Agreement") with Jaguar Mining Inc., a corporation continued under the laws of the Province of Ontario (the "Company"), providing for the purchase and resale (the "Placement") by the several Initial Purchasers named in Schedule 1 to the Purchase Agreement (the "Initial Purchasers") of Senior Convertible Notes due 2014 (the "Securities"). The Securities will be convertible into common shares, no par value, of the Company (the "Common Shares").  Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Purchase Agreement.

In consideration of the Initial Purchasers' agreement to purchase and make the Placement of the Securities, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of J.P. Morgan Securities Inc., on behalf of the Initial Purchasers, the undersigned will not, during the period ending 90 days after the date of the final offering memorandum (the "Offering Memorandum") relating to the Placement (the "Lock-Up Period"), (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares (including without limitation, Common Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the U.S. Securities and Exchange Commission or applicable Canadian securities laws, and securities which may be issued upon exercise of a stock option or warrant), or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, in each case other than (A) transfers of Common Shares as a bona fide gift or gifts, (B) transfers or sales of Common Shares pursuant to any contract, instruction or plan, including a contract, instruction or plan complying with Rule 10b5-1 of the Regulations of the Securities Exchange Act of 1934, as amended, that has been entered into by the undersigned prior to the date of this Letter Agreement, (C) the exercise of options or the disposition of Common Shares solely to fund the exercise price and other expenses incurred to exercise options during the Lock-Up Period, or (D) the transfer or sale by [__________] of up to [________] Common Shares; provided that in the case of any transfer or distribution pursuant to clause (A) or (B), each donee or distributee shall execute and deliver to J.P. Morgan Securities Inc. a lock-up letter in the form of this paragraph; and provided, further, that in the case of any transfer or distribution pursuant to clause (A) or (B), no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, or Canadian securities laws or any other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution.  In addition, the undersigned agrees that, without the prior written consent of J.P. Morgan Securities Inc., on behalf of the Initial Purchasers, it will not, during the period ending 90 days after the date of the Offering Memorandum, make any demand for or exercise any right with respect to the registration or qualification by prospectus of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that, if the Purchase Agreement does not become effective, or if the Purchase Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Securities, the undersigned shall be released from, all obligations under this Letter Agreement.  The undersigned understands that the Initial Purchasers are entering into the Purchase Agreement and proceeding with the Placement in reliance upon this Letter Agreement.

This Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours,

[NAME OF SHAREHOLDER]

By:
Name:
Title:

Exhibit A-1

Daniel R. Titcomb
James M. Roller
Robert J. Lloyd
Adriano L. Nascimento
Robert Zwerneman
Lúcio Cardoso
Gary E. German
Anthony F. Griffiths
William E. Dow
Andrew C. Burns
Gil Clausen

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